

February 8, 2012

Via E-mail
Bradley R. Jones
President and Chief Executive Officer
Horizontal Marketing Corp.
857 E. Southfork Drive
Draper, UT 84040

>   **Re: Horizontal Marketing Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 31, 2012**
>   **File No. 333-178000**

Dear Mr. Jones:

We have reviewed your responses to the comments in our letter dated December 12, 2011 and have the following additional comments.

Registration Statement Cover Page

Calculation of Registration Fee Table

1. We note you response to our prior comment 3. However, please revise footnote 2 to the Registration Fee table to indicate that you determined the registration fee pursuant to Rule 457(a).

Prospectus Summary, page 1

2. We note your response to our prior comment 6 and reissue because there appear to be no changes in the Prospectus Summary section in response to our prior comment. We note that you have sustained cumulative losses from your inception. Please revise the Prospectus Summary section to disclose your most recent losses, as well as your cumulative losses to date.

Terms of the Offering, page 1

3. We note your response to our prior comment 13. Your disclosure on page 1 continues to state that the price was determined by the price your shares were sold to your shareholders. Please revise to reconcile this disclosure with your disclosure elsewhere in

the prospectus that the facts considered in determining the offering price were financial condition and prospects.

Risk Factors, page 3

4. We note your disclosure in the Prospectus Summary section that you are considering and evaluating two manuscripts by your sole officer and director, Bradley R. Jones. Please revise your risk factors section to add a risk factor describing Mr. Jones' conflict of interests. Also please discuss both titles in the Business section, giving a brief description of each, and state what the company's plans are with regard to them.

Description of Business, page 18

Business Model, page 18

5. We note your response to our prior comment 19 and reissue in part. We note that your phases 3 and 4 do not include anticipated timeframes. Please revise to include these timeframes. In addition, your plan of operations stops at a phase where you execute contracts with authors but does not proceed to revenue generation. Please further revise this section after Phase 4 to discuss your detailed plan to become operational and through to revenue generation. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and your intended sources and uses of funds, providing quantified estimates of these amounts for each step and of the difficulties you must surmount. The discussion should be in enough detail so that investors can make a reasoned judgment of the likelihood of your success. If you are going to attempt to publish your sole officer's books, please disclose. If you are not, please tell us why they were mentioned in this amendment.

The Fiction Publishing Business, page 19

6. Please revise to substantiate your statement that "these techniques are used by very few authors as most authors use only a few of techniques available" or delete this sentence.

Item 15. Recent Sales of Unregistered Securities, page 52

7. We note your response to our prior comment 27 and reissue in part. Please revise this section to state either the aggregate offering price or the aggregate amount of consideration you received in the December 2009 transaction. Refer to Item 701(c) of Regulation S-K.

Item 17. Undertakings, page 54

8. We note your response to our prior comment 28 and reissue in part. Please include undertaking 512(h) because it applies to registration statements on Form S-1.

Signatures, page 55

9. We note your response to our prior comment 30 and reissue. Please revise your signature section to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of your board of directors sign your registration statement in their individual capacities. Currently you include these titles where Mr. Jones signs for the registrant; however, he is required to sign in his individual capacity as your principal executive officer, principal financial officer, principal accounting officer or controller and director after the last paragraph on page 55.

Interim Financial Statements for the Nine Months Ended September 30, 2011

10. Please revise to include the unaudited financial statements for the interim period ended September 30, 2011. In this regard we note that Amendment No. 1 filed on January 31, 2012 includes duplicate copy of the audited financial statements for the year ended December 31, 2010 in place of the unaudited interim financial statements. Please revise as appropriate.

Other

11. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: via E-mail
        George Chachas, Esq.
        Chachas Law Group P.C.